SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.
Letter to the Securities and Exchange Commission dated March 10, 2010 regarding precautionary measure and notice of  the suspension of trading of Telecom Argentina shares on the Buenos Aires Stock Exchange (“BASE”)

Item 1

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, March 10, 2010

Securities and Exchange Commission

Dear Sirs,

RE.: Resolution on “W de Argentina Inversiones SL INC EJE MED (26-VIII-09) c/ Telecom Italia SpA - Notice of  the suspension of trading of Telecom Argentina shares on the Buenos Aires Stock Exchange (“BASE”)

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that yesterday the Company was notified of a precautionary measure issued by the First Instance Federal Court in Contentious Administrative Matters No. 6 (”the Court”) in the case referenced “W de Argentina Inversiones SL INC EJE MED (26-VIII-09) c/ Telecom Italia SpA.

The court decision notified yesterday confirms that the precautionary measure that suspended the exercise of the duties of certain members of the Board of Directors ordered by such Court in August 2009 remains in effect.  We initially informed you of such precautionary measure on September 4, 2009.

The court decision notified yesterday also orders the immediate suspension of all calls to meetings of the Board of Directors and/or Shareholders Meetings made by the directors suspended by the precautionary measure.

Yesterday’s precautionary measure was also reported to the Buenos Aires Stock Exchange (“BASE”).  As a result, the BASE declined to accept the filing of the press release issued by the Company announcing the annual and fourth quarter results for fiscal year 2009, which press release had been sent to the BASE for publication in its bulletin.  The BASE has asked the Company to clarify whether the participation of certain suspended members of the Board of Directors in the meeting in held to approve the documentation relating the results of fiscal year 2009 affected the approval of such documentation.

Accordingly, the BASE ordered the temporary suspension of trading of the shares of Telecom Argentina in the BASE until such clarification is provided.  The Company expects to work with the BASE to resolve the trading suspension as promptly as practicable.

Sincerely,

Maria Carrera Sala

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 11, 2010	By:	/s/ Franco Bertone
			Name:	Franco Bertone
			Title:	Chief Executive Officer